# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ConnectM Technology Solutions, Inc., CIK 0001895249
CUSIP: 207944109
Title of class of securities: Common Stock Shares, $0.0001 par value per share
Address of issuer's principal executive offices: 2 MOUNT ROYAL AVENUE, SUITE 550, MARLBOROUGH, Massachusetts (MA), 01752
Date of event which requires filing of this statement: 03/13/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002047785

## Reporting persons
- Win-Light Global Co. Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 1,995,126; sole dispositive power 0; shared dispositive power 1,995,126; aggregate amount beneficially owned 1,995,126 (6.9% of the class)

## Item 1. Issuer
Name of issuer: ConnectM Technology Solutions, Inc.
Address of issuer's principal executive offices: 2 MOUNT ROYAL AVENUE, SUITE 550, MARLBOROUGH, MASSACHUSETTS, 01752.

## Item 2. Person Filing
Name of person filing: Win-Light Global Co. Ltd
Address of principal business office or, if none, residence:
Unit 8, 3/F. Qwomar Trading, Blackbume Rd, Port Purcell

Road Town, D8, VG1110
Citizenship: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment Advisor

## Item 4. Ownership
Amount beneficially owned: 1,995,126.00
Percent of class: 6.9%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,995,126.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,995,126.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

## Signatures
- Win-Light Global Co. Ltd: Shuangquan Xu, Managing Partner (03/13/2025)